UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

STEMLINE THERAPEUTICS, INC.
(Name of Subject Company)

MERCURY MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

BERLIN-CHEMIE AG
(Parent of Offeror)
And An Indirect Wholly Owned Subsidiary of

A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE S.R.L.
(Parent of Offeror)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

85858C107
(Cusip Number of Class of Securities)

Pietro Giovanni Corsa
A. Menarini - Industrie Farmaceutiche Riunite S.r.l.
Via Sette Santi, 1 - 50131 - Firenze (Firenze) Italy
Tel. 0039 055 56801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Philip Richter Maxwell Yim Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Berlin-Chemie AG., a company formed under the laws of Germany (“Berlin-Chemie”) and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite S.r.l., a company formed under the laws of Italy (“Menarini” and Menarini and its subsidiaries, together, the “Menarini Group”) to acquire all of the outstanding shares of common stock of Stemline Therapeutics, Inc., a Delaware corporation (“Stemline”), at a price of $11.50 per share, net to the seller in cash, without interest, plus one contingent value right (“CVR”) per share, which shall represent the right to receive a contingent payment of $1.00 in cash if a specified milestone is achieved, pursuant to an Agreement and Plan of Merger, dated May 3, 2020, by and among Stemline, Berlin-Chemie and Purchaser.
Forward-Looking Statements
The information contained in this filing is as of May 4, 2020. Stemline and the Menarini Group assume no obligation to update forward-looking statements contained in this filing as the result of new information or future events or developments, except as may be required by law.
This filing contains forward-looking information related to the Menarini Group, Stemline and the proposed acquisition of Stemline that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, Stemline’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Stemline, Stemline’s product pipeline and portfolio assets, Stemline’s ability to achieve certain milestones that trigger the CVR payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Stemline’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data, and, as such, the uncertainty that the milestone for the CVR payment may not be achieved in the prescribed timeframe or at all.
A further description of risks and uncertainties relating to Stemline can be found in Stemline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://ir.stemline.com/financial-information.
These forward-looking statements are based on numerous assumptions and assessments made by the Menarini Group and Stemline in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this filing are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this filing are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this filing.
Additional Information and Where to Find It
The tender offer described in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Stemline, nor is it a substitute for any tender offer materials that the Menarini Group or Stemline will file with the SEC. A solicitation and an offer to buy shares of Stemline will be made only pursuant to an offer to purchase and related materials that the Menarini Group intends to file with the SEC. At the time the tender offer is commenced, the Menarini Group will file a Tender Offer Statement on Schedule TO with the SEC, and Stemline will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. STEMLINE’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Stemline at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Stemline. Free copies of these materials and certain other offering documents will be made available, upon request, by the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Stemline will be available free of charge under the “Investors” section of Stemline’s internet website at ir.stemline.com.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Stemline files annual, quarterly and current reports, proxy statements and other information with the SEC. Stemline’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 4, 2020.